UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._)*

Corporate Property Associates 18 - Global Incorporated

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

Class C Common Stock, par value $0.001 per share

(Title of Class of Securities)

Class A: 22004E109

Class C: 22004E208

(CUSIP Number)

Jason E. Fox
c/o W. P. Carey Inc.
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100

With a copy to:

Christopher P. Giordano, Esq.
Jon Venick, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS.

W. P. Carey Inc. (I.R.S. Identification Number 45-4549771)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

3
SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

7,629,144

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

7,629,144

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,629,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based upon 152,372,203 shares of Class A Common Stock and Class C Common Stock of Corporate Property Associates 18 - Global Incorporated (the “Company”) (Class A Common Stock and Class C Common Stock, together, the “Common Stock”) outstanding on June 9, 2021.

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS.

WPC Holdco LLC (I.R.S. Identification Number 37-1664913)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

3
SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,460,668
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

5,460,668
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,460,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(2) Based upon 152,372,203 shares of Common Stock outstanding on June 9, 2021.

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS.

Carey Asset Management Corp. (I.R.S. Identification Number 13-4121956)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

3
SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,963,885
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

1,963,885
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,963,885

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(3) Based upon 152,372,203 shares of Common Stock outstanding on June 9, 2021.

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS.

Carey REIT II, Inc. (I.R.S. Identification Number 14-2005523)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

3
SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

204,591
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

204,591
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

204,591

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(4) Based upon 152,372,203 shares of Common Stock outstanding on June 9, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.001 per share, and the Class C Common Stock, par value $0.001 per share (together, the “Common Stock”), of Corporate Property Associates 18 - Global Incorporated (the “Company”), which classes of Common Stock have the same voting rights and privileges, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of:

(1) W. P. Carey Inc., a Maryland corporation (“WPC”), in its capacity the sole member of HoldCo, and indirect owner of CAM and Carey REIT.

(2) WPC Holdco LLC, a Maryland limited liability company (“Holdco”).

(3) Carey Asset Management Corp., a Delaware corporation (“CAM”).

(4) Carey REIT II, Inc. (“Carey REIT” and together with WPC, Holdco and CAM, the “Reporting Persons”).

This Schedule 13D relates to shares held by Holdco, CAM and Carey REIT.

The address and principal place of business of each of the Reporting Persons is One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001. The agreement made among the Reporting Persons relating to the joint filing of the Schedule 13D is attached hereto as Exhibit 99.1.

Certain information regarding the Reporting Persons’ directors and executive officers, including the citizenship of such individuals, is set forth in Schedule A attached hereto, which is incorporated by reference herein.

During the last five years, neither the Reporting Persons nor any of the individuals listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock were acquired from time to time as advisory related fees paid by the Company pursuant to the terms of various advisory agreements entered into from time to time between the Company and its advisors, originally entered into on May 7, 2013, amended and restated on January 1, 2015, and further amended on January 30, 2018 and May 11, 2020 (collectively, the “Advisory Agreement”).

Item 4. Purpose of Transaction

The Reporting Persons hold their stake for investment purposes. Pursuant to the terms of the Advisory Agreement, the Reporting Persons assist the Company with evaluating investment opportunities, managing its portfolio, structuring and negotiating investments and related mortgage financing, and various other tasks associated with the day-to-day management of the Company.

In consideration for such services, the Reporting Persons receive advisory related fees. Under the terms of the Advisory Agreement, the Company may, after consultation with the advisor, elect to pay all or a portion of the fees that it owes under the Advisory Agreement in either cash or common stock of the Company. Pursuant to the terms of the Company’s bylaws, the Reporting Persons are prohibited from voting in connection with (i) the removal of CAM as advisor to the Company, (ii) the removal of a director of the Company or (iii) any transaction between the Company and the Reporting Persons or any affiliate of the Reporting Persons.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Holdco owns 5,460,668 shares of Common Stock, which represents 3.58% of all outstanding shares of Common Stock, based upon 152,372,203 shares of Common Stock outstanding on June 9, 2021. CAM owns 1,963,885 shares of Common Stock, which represents 1.29% of all outstanding shares of Common Stock, based upon 152,372,203 shares of Common Stock outstanding on June 9, 2021. Carey REIT owns 204,591 shares of Common Stock, which represents 0.13% of all outstanding shares of Common Stock, based upon 152,372,203 shares of Common Stock outstanding on June 9, 2021. Each of Holdco, CAM and Carey REIT are direct or indirect wholly-owned subsidiaries of WPC, and thus WPC may be deemed to own such shares as well.

(b) Holdco has the sole power to vote 5,460,668 shares of Common Stock and the sole power to dispose of 5,460,668 shares of Common Stock. CAM has the sole power to vote 1,963,885 shares of Common Stock, and the sole power to dispose of 1,963,885 shares of Common Stock. Carey REIT has the sole power to vote 204,591 shares of Common Stock, and the sole power to dispose of 204,591 shares of Common Stock. Each of Holdco, CAM and Carey REIT are direct or indirect wholly-owned subsidiaries of WPC, thus WPC makes all voting and investment decisions on behalf of the subsidiaries. The voting restrictions outlined in Item 4 are incorporated herein by reference.

(c) The Reporting Persons have effected the following transactions in the shares of the Company’s Common Stock during the past 60 days:

On June 9, 2021, CAM acquired 56,756 shares of Common Stock, as fees under the Advisory Agreement. The shares were valued at $8.91 per share based upon the Company’s most recently published net asset value per share. On June 9, 2021, Holdco acquired 60,788 shares of Common Stock, as fees under the Advisory Agreement. The shares were valued at $8.91 per share based upon the Company’s most recently published net asset value per share.

None of the Reporting Persons have sold any shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Advisory Agreement, the Company may, after consultation with CAM, elect to pay all or a portion of the fees that it owes under the Advisory Agreement in either cash or common stock of the Company.

The information set forth in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To the knowledge of the Reporting Persons, except as otherwise described in this statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 — Joint Filing Agreement dated as of June 18, 2021, by and among W. P. Carey Inc., WPC Holdco LLC, and Carey Asset Management Corp, and Carey REIT II, Inc.

Exhibit 99.2 — Amended and Restated Advisory Agreement, as of January 1, 2015, by and among Corporate Property Associates 18 - Global Incorporated, CPA:18 Limited Partnership and Carey Asset Management Corp (Incorporated by reference to Exhibit 10.15 to W. P. Carey Inc.’s Annual Report on Form 10-K filed March 2, 2015).

Exhibit 99.3 — First Amendment to Amended and Restated Advisory Agreement, dated as of January 30, 2018, among Corporate Property Associates 18 - Global Incorporated, CPA: 18 Limited Partnership and Carey Asset Management Corp. (Incorporated by reference to Exhibit 10.21 to W. P. Carey Inc.’s Annual Report on Form 10-K filed February 23, 2018).

Exhibit 99.4 — Second Amendment to Amended and Restated Advisory Agreement, dated as of May 11, 2020, among Corporate Property Associates 18 - Global Incorporated, CPA:18 Limited Partnership and Carey Asset Management Corp. (Incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed August 11, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2021

W. P. Carey Inc.
By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary

WPC Holdco LLC By: W. P. Carey Inc., its sole member
By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary

Carey Asset Management Corp.
By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary

Carey REIT II, Inc. By: WPC REIT Merger Sub Inc., its sole stockholder
By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary

SCHEDULE A

OFFICERS AND DIRECTORS OF W. P. CAREY INC.

Name	Principal Occupation	Citizenship
Jason E. Fox	Chief Executive Officer and Director	United States
John J. Park	President	United States
ToniAnn Sanzone	Chief Financial Officer	United States
Gino M. Sabatini	Head of Investments	United States
Brooks G. Gordon	Head of Asset Management	United States
Christopher J. Niehaus	Director (Non-Executive Chairman)	United States
Mark A. Alexander	Director	United States
Tonit M. Calaway	Director	United States
Peter J. Farrell	Director	United States
Robert J. Flanagan	Director	United States
Axel K.A. Hansing	Director	Germany
Jean Hoysradt	Director	United States
Margaret G. Lewis	Director	United States
Nick J.M. van Ommen	Director	Netherlands

Unless otherwise indicated, each individual’s business address is One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001.

SOLE MEMBER OF WPC HOLDCO LLC

W.P. Carey Inc. is the sole member of WPC Holdco LLC and its business address is One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001.

OFFICERS AND DIRECTORS OF CAREY ASSET MANAGEMENT CORP.

Name	Principal Occupation	Citizenship
Jason E. Fox	Chief Executive Officer, President and Director	United States
ToniAnn Sanzone	Managing Director, Chief Financial Officer and Director	United States
Susan C. Hyde	Managing Director, Chief Administrative Officer, Corporate Secretary and Director	United States
Brooks G. Gordon	Managing Director	United States
John J. Park	Managing Director	United States
Gino M. Sabatini	Managing Director	United States

Unless otherwise indicated, each individual’s business address is One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001.

OFFICERS AND DIRECTORS OF CAREY REIT II, INC.

Name	Principal Occupation	Citizenship
Jason E. Fox	Chief Executive Officer, President and Director	United States
ToniAnn Sanzone	Managing Director, Chief Financial Officer and Director	United States
Susan C. Hyde	Managing Director, Chief Administrative Officer, Corporate Secretary and Director	United States
Brooks G. Gordon	Managing Director	United States
John J. Park	Managing Director	United States
Gino M. Sabatini	Managing Director	United States

Unless otherwise indicated, each individual’s business address is One Manhattan West, 395 9th Avenue, 58th Floor, New York, New York 10001.